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09058633

SEC ~~Washington, D.C. 20549~~ MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53419

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/01/2008_____ AND ENDING_____12/31/2008_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westrock Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, Suite 934
_____
                                          (No. and Street)

New York   NY   10169
_____
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald Hunter   212-220-7480
_____
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M.I. Grossman & Company, LLC
_____
                    (Name – if individual, state last, first, middle name)

1496 Morris Avenue   Union   NJ   07083
_____
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, _____Donald Hunter_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Westrock Advisors, Inc._____ , as

of _____December 31_____ , 20<u>08</u>_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

SWORN BEFORE ME THIS
27th DAY OF FEBRUARY 2009.

_____
Signature

_____President_____
Title

_____
Notary Public

Michelle Vales
Notary Public State of New York
No. 01VA6113490
Qualified in Kings County
Commission Expires August 2, 20___
SEPT. 27, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTROCK ADVISORS, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008

WITH

INDEPENDENT AUDITORS' REPORT

WESTROCK ADVISORS, INC.

TABLE OF CONTENTS

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L. L. C.

INDEPENDENT AUDITORS' REPORT

Board of Directors
Westrock Advisors, Inc.
230 Park Avenue, Suite 934
New York, New York 10169

We have audited the accompanying balance sheet of Westrock Advisors, Inc. as at December 31, 2008, and the related statements of income, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year ended December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westrock Advisors, Inc. as at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

February 17 ,2009

0476WEC.08Y

MORRIS I. GROSSMAN, CPA   HENRY S. MILLIN, CPA   JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740   E-Mail: MIGCPA@MIGROSSMAN.COM   Fax: (908) 686-6043

WESTROCK ADVISORS, INC.
BALANCE SHEET
AS AT DECEMBER 31, 2008

ASSETS

Cash	$ 273,001
Market value of securities owned by firm	26,660
Commissions receivable	243,311
Due from clearing organization	172,507
Employee commissions receivable	133,574
Equipment, furniture and fixtures	
less accumulated depreciation of $284,579	109,447
Leasehold improvements	
less accumulated depreciation of $1,130	2,170
Due from officers	500,000
Employee loan receivable	150
Prepaid expenses	84,796
Due from parent corporation	100
Security deposits	61,959
TOTAL ASSETS	$1,607,675

LIABILITIES AND STOCKHOLDERS' EQUITY

Line of credit		52,991
Accounts payable and accrued expenses		511,944
		564,935
Commitments		
Stockholder's equity:		
Common stock, no par value, 2,500,000 shares		
authorized, 1,306,812 issued and outstanding	450	
Paid in capital	4,885,092	
Accumulated deficit	(3,786,250)	
	1,099,292	
Less: Treasury stock	(56,552)	
Total stockholder's equity		1,042,740
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$1,607,675

See accompanying notes and independent auditors' report.

WESTROCK ADVISORS, INC.
STATEMENT OF INCOME
FOR THE YEAR DECEMBER 31 2008

Revenues:		
Trading		$ 929,664
Commissions		8,308,787
Interest		206,189
Other		388,239
Total revenues		$9,832,879
General and Administrative expenses:		
Payroll	$1,115,337	
Payroll taxes	218,613	
Travel, entertainment and lodging	274,219	
Office supplies	67,053	
Telephone	180,256	
Professional fees	418,177	
Equipment rental	202,482	
Rent	1,221,911	
Miscellaneous	4,937	
Postage	67,913	
Subscriptions	229,966	
Bank charges	11,339	
Registrations	46,016	
Utilities	27,723	
Commissions	5,869,266	
Repairs	38,999	
Clearance Charges	1,058,758	
Lease expense	15,367	
Depreciation	84,643	
Exchange fees	4,166	
Computer services	31,575	
Auto expense	6,447	
Donations	11,400	
Interest	7,101	
Health insurance	410,397	
Claims settlements	274,181	
Gifts	529	
Advertising	7,735	
Seminars and education	19,518	
Regulatory fees	54,570	
Consulting fees	98,665	
Total general and administrative expenses		12,079,259
Loss before income taxes		(2,246,380)
Income taxes		
Federal	-0-	
State and city	400	
Total income taxes		400
Net loss		$ (2,246,780)

See accompanying notes and independent auditors' report.

WESTROCK ADVISORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:		
Net loss		$ (2,246,780)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	$ 84,643	
(Increase) decrease in:		
Market value of securities owned by firm	(26,636)	
Commissions receivable	192,072	
Employee commission receivables	(133,574)	
Prepaid expenses	211,696	
Security deposits	132,598	
Other investments	194,976	
Increase (decrease) in:		
Accrued expenses	(331,576)	
Total adjustments		324,199
Net cash used by operating activities		(1,922,581)
Cash flows from investing activities:		
Employee loans received	458,484	
Purchase of equipment	(8,378)	
Net cash provided by investing activities		450,106
Cash flows from financing activities:		
Money repaid from parent corporation	157,900	
Money received from clearance organization	342,964	
Paid-in capital contributed	1,061,147	
Line of credit repaid	(21,641)	
Net cash provided by financing activities		1,540,370
Net increase in cash		67,895
Cash, beginning of year		205,106
Cash, end of year		$ 273,001
Supplemental disclosures of cash flow information		
Cash Paid for:		
Interest		$ 7,101
Income taxes		$ -0-

See accompanying notes and independent auditors' report.

WESTROCK ADVISORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Paid in Capital	Accumulated Deficit	Treasury Stock	Stockholders Equity
Balance, beginning of year	$ 450	$3,823,945	$(1,539,470)	$ (56,552)	$2,228,373
Capital contribution	-0-	1,061,147	-0-	-0-	1,061,147
Net loss	-0-	-0-	(2,246,780)	-0-	(2,246,780)
Balance, end of year	$ 450	$4,885,092	$(3,786,250)	$ (56,552)	$1,042,740

See accompanying notes and independent auditors' report.

Balance - beginning of year	$ -0-
Increases	-0-
Repayments	-0-
Balance - end of year	$ -0-

See accompanying notes and independent auditors' report.

Note 1 -   Summary of Significant Accounting Policies:

Organization

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

Westrock Advisors, Inc. is a wholly owned subsidiary of Westrock Group, Inc.

Securities Transactions

Securities transactions are recorded on a settlement date basis.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on both the straight-line and accelerated methods over the estimated useful lives of the related assets. The cost of major renewals or betterments that extend the useful lives of the property and equipment are capitalized as assets. General repairs and maintenance are charged to income when incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ form those estimates.

Advertising Costs

The company expenses all advertising costs including direct response advertising costs as they are incurred. Total advertising costs for the year ended December 31, 2008 were $7,735.

Note 2 - Commitments

The Company leases its office facilities under a non-cancellable operating lease.

The future minimum rent payments required under such non-cancellable operating lease at December 31, 2008 is as follows:

Year Ending December 31,	Amount
2009	901,612
2010	861,948
2011	834,241
2012	678,308
2013	678,308
Thereafter	2,430,604
Total minimum payments required	$6,385,021

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c 3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of $143,047 which, was $93,047 in excess of its minimum dollar net capital requirement of $50,000. During the month of December, the Company incurred a net capital deficiency and the appropriate regulatory agencies were notified.

Note 4 - Litigation

a) A customer has filed an arbitration claiming damages of $2,667,337. The action is pending. Management believes the complaint is without merit and no significant liability is expected to result from this complaint.

b) A customer has filed an arbitration claiming damages of $1,897. The action is pending. Management believes the complaint is without merit and no significant liability is expected to result from this complaint.

c) A customer has filed an arbitration claiming damages of $25,000. The action is pending. Management believes the complaint is without merit and no significant liability is expected to result from this complaint.

d) A customer has filed an arbitration cliaming damages of $356,500. The action is pending. Management believes the complaint is without merit and no significant liability is expected to result from this complaint.

Schedule 1

Total stockholders' equity	$1,042,740
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-0-
Total capital and allowable subordinated liabilities	1,042,740
Less: Deductions and/or charges: Non-allowable assets	895,276
Net capital before haircuts on security positions	147,464
Less: Haircuts on securities: Stocks	4,417
Net capital	143,047
Less: Greater of 6 2/3% of aggregate indebtedness or $50,000	50,000
REMAINDER: Net capital in excess of all requirements	$ 93,047

Aggregate indebtedness $564,935 = 394.92%
Net capital $143,047

We have compared the computation of net capital under Section 240.15C3-1 of the Securities Exchange Act, to your most recent unaudited Part II Filing of Form X-17a-5, and found a difference of $3,481. The difference was a result of year end closing adjustments which were not considered material.

See independent auditors' report.

Schedule 2

The Company is exempt from the computation for determination of reserve requirements in that all customer transactions are cleared through National Financial Services, LLC on a fully disclosed basis.

Schedule 3

We have found no material inadequacies in the accounting system, internal accounting control, and that procedures for safeguarding securities are adequate.

Schedule 4

The computation of net capital per the audited financial statements as at December 31, 2008, compared to the net capital computed on Form X-17a-5 (Focus Report) differed by $3,481. The difference was a result of year end closing adjustments and these are considered normal and ordinary in nature.

Certified Public Accountants



M. I. GROSSMAN & COMPANY, L.L.C.

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Westrock Advisors, Inc.
230 Park Avenue, Suite 934
New York, New York 10169

We have audited the Focus Report Form X-17a-5 of Westrock Advisors, Inc. as of December 31, 2008 and the related forms for the year then ended. Our audit was made in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the forms referred to above were determined fairly in accordance with applicable instructions and forms that were in use at the time of such filings.

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

February 17, 2009

MORRIS I. GROSSMAN, CPA   HENRY S. MILLIN, CPA   JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740   E-Mail: MIGCPA@MIGROSSMAN.COM   Fax: (908) 686-6043

Certified Public Accountants

M. I. G R O S S M A N & O M P A N Y, L. L. C.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17 a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
Westrock Advisors, Inc.
230 Park Avenue, Suite 934
New York, New York 10169

In planning and performing our audit of the financial statements of Westrock Advisors, Inc. for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in making quarterly securities examinations.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MORRIS I. GROSSMAN, CPA   HENRY S. MILLIN, CPA   JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740   E-Mail: MIGCPA@MIGROSSMAN.COM   Fax: (908) 686-6043

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and should not be used for any other purpose.

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

February 17, 2009